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                                      AIMCO
                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                  P.O. Box 2065 S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005

                                 August 19, 2002

                 OFFER TO PURCHASE LIMITED PARTNERSHIP UNITS OF
                        REAL ESTATE ASSOCIATES LIMITED IV
                          FOR $325.00 PER UNIT IN CASH

Dear Limited Partner:

         We have begun a tender offer to purchase limited partnership units of your partnership for $325.00 per unit. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth the offer's terms and conditions. Please carefully review the Offer to Purchase prior to making a decision to tender your units. The offer is scheduled to expire at midnight, New York City time, on September 16, 2002, unless otherwise extended.

         Please note that we determined the offer price of $325.00 per unit without any arms-length negotiations. But we noted that an unaffiliated third party last quarter offered $157.00 per unit for your units in an offer to purchase up to 180 units. We believe that our offer provides significantly greater value than that offer. Further, you will not be required to pay any partnership transfer fees in connection with any sale of your units pursuant to our offer, whereas the third party offer will require a transfer fee of $80.00.

         The corporate general partner of your partnership, National Partnership Investments Corp., is remaining neutral and makes no recommendation as to whether you should tender your units in any offer. The corporate general partner of your partnership is our affiliate and has substantial conflicts of interest with respect to our offer. Those conflicts are described in the enclosed Offer to Purchase. This conflict may affect the corporate general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your corporate general partner is entitled to receive fees for managing the partnership. The corporate general partner believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.

         Although the corporate general partner of your partnership does not recommend whether or not you should tender your units, if you decide to do so, the corporate general partner recommends that you tender for the highest price. As with any investment decision, there are benefits and detriments. If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner, but you may not be able to liquidate your investment until the partnership terminates.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the letter of transmittal attached as Annex II to the Offer to Purchase. The signed acknowledgment and agreement and any other required documents should be sent to the Information Agent, River Oaks Partnership Services, Inc., prior to the expiration of our offer. The addresses for the Information Agent are P.O. Box 2065, South Hackensack, New Jersey 07606-2065 or by overnight courier service or by hand at 111 Commerce Road, Carlstadt, New Jersey 07072 - Attention: Reorganization Department.

         If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.

                                                     Very truly yours,

                                                     AIMCO PROPERTIES, L.P.